March 24, 2009

VIA EDGAR

Mr. Kevin Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D. C. 20549

Re:	United Western Bancorp, Inc.
File No. 0-21231
Form 10-K for the period ended December 31, 2007
Forms 10-Q for 2008

Dear Mr. Vaughn:

We received your letter of February 9, 2009 on March 18, 2009. That letter contained comments to the response we filed on January 23, 2009 to your comment letter of December 18, 2008. We offer the responses documented below to your comments.

In our response we have included your comments herein in italics to facilitate your review of this letter.

Form 10-Q for the Period Ended September 30, 2008

Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies, page 8

Temporary vs. Other-Than-Temporary Impairment, page 10

1.
Please refer to your response to comment 3 of our December 18, 2008 letter and tell us why, if you determine a security is OTTI by first using the guidance from SFAS 115 and FSP SFAS 115-1, you measure impairment using the guidance in EITF 99-20 since you state that you have no securities that are within the scope of EITF 99-20 at the purchase date.  As part of your response, please tell us whether you think you would get a different amount of measured impairment had you measured it using the guidance in the SFAS 115 and the FSP instead of EITF 99-20.

Mr. Kevin Vaughn
Securities and Exchange Commission
March 24, 2009

Response

We believe the determination of fair value, and thus the amount of measured impairment, whether it is under SFAS 115, the FSP or EITF 99-20 is the same. We therefore, do not believe the OTTI would have been different under SFAS 115, the FSP or EITF 99-20.

We relied on the guidance of SFAS 115 and FSP SFAS 115-1 to determine whether a security is temporarily impaired vs. OTTI as these securities were not within the scope of EITF 99-20 at the time of purchase. In order to determine the magnitude of impairment we utilized the guidance of EITF 99-20. Since we determined that two securities we owned were OTTI based upon the measurement model in FAS 115 we were required to utilize a methodology to calculate the amount of the OTTI impairment and EITF 99-20 was the methodology with the most specific guidance and conforms to paragraph 13 of the FSP. Relying upon paragraph 13, of the FSP, which states, “When the fair value of an investment is less than its cost at the balance sheet date of the reporting period for which impairment is assessed, the impairment is either temporary or other than temporary. An investor shall apply other guidance that is pertinent to the determination of whether an impairment is other than temporary, such as paragraph 16 of Statement 115 (which references SEC Staff Accounting Bulletin Topic 5M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities), paragraph 6 of Opinion 18, and EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets.”

We considered the guidance in EITF 99-20 to determine the impairment based upon the direction of the FSP.

2.
Please refer to your response to comment 5 of our December 18, 2008 letter and tell us the fact pattern in which you were scoped into EITF 99-20 at September 30, 2008.  We note you state in the response to comment 3 that there are no securities owned by the Company that were within the scope of EITF 99-20 at the purchase date.  We also note that you state in the response to comment 4 that your policy is only to evaluate securities for inclusion in the scope of EITF 99-20 at inception and that you do not re-evaluate.  To the extent you believe you do have securities within the scope of EITF 99-20, please quantify the amount of those securities as of December 31, 2007, September 30, 2008, and December 31, 2008.  To the extent you believe you do not have securities within the scope of EITF 99-20, please tell us why you believe it is appropriate to recognize interest income on these securities in accordance with EITF 99-20.

As stated above in response 1, we considered EITF 99-20 based upon the guidance of the FSP paragraph 13 in order to determine the amount of impairment. We agree with the assertion that we have made in our financial statements that because all securities acquired by us were AA rated or higher at date of acquisition no securities were scoped into EITF 99-20 by means of its purchase.  Thus there are no securities within the scope of EITF 99-20 at any of the dates discussed above.

Mr. Kevin Vaughn
Securities and Exchange Commission
March 24, 2009

Further we believe the example in EITF 99-20 for the measurement of interest income subsequent to an OTTI charge was acceptable guidance to follow. We believe from review of both EITF 99-20 and SFAS 91 that the amount of interest income that we recognized in the fourth quarter of 2008 would have been the same under either statement. In future filings, we will clarify that we relied upon the guidance of SFAS 91 to calculate interest income on OTTI securities.

*****

In connection with our response to your letter of February 9, 2009, we confirm the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments or questions, please contact me at 720-956-6598 or email at bsnider@uwbank.com.

Sincerely,

UNITED WESTERN BANCORP, INC.

/s/ William D. Snider

William D. Snider
Chief Financial Officer